FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2002

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,
Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

By:	/s/ HIDEKI ISHIDA
Hideki Ishida Managing Director General Manager of Corporate Business Systems Administration Division

Date: December 26, 2002

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	English Translation of Interim Report (“hanki-houkokusho”) for the six months ended September 30, 2002

December 26, 2002

English Translation of Interim Report (“hanki-houkokusho”)
for the six months ended September 30, 2002

On December 26, 2002, Kyocera Corporation files its Interim Report (“hanki-houkokusho”) for the six months ended September 30, 2002 with the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Securities and Exchange Law of Japan. The following is the English Translation of Interim Report (“hanki-houkokusho”) of Kyocera Corporation and its subsidiaries.

For further information, please contact:
Hideki Ishida
Managing Director
General Manager of Corporate Business
Systems Administration Division
Kyocera Corporation
6 Takeda Tobadono-cho, Fushimuki,
Kyoto 612-8501, Japan
Tel: +81-75-604-3632

Information on Kyocera Corporation and its Consolidated Subsidiaries

Item 1. Summary of Kyocera Corporation and its Consolidated Subsidiaries

1. Selected Financial Data

	Yen in millions, except per share amounts, and number of shares outstanding and employees
Kyocera Corporation’s Terms	47th interim	48th interim	49th interim	47th	48th
Fiscal Periods	Apr.1, 2000 - Sep.30, 2000	Apr.1, 2001 - Sep.30, 2001	Apr.1, 2002 - Sep.30, 2002	Apr.1, 2000 - Mar.31, 2001	Apr.1, 2001 - Mar.31, 2002
(1) Consolidated Financial Data
Net sales	604,622	520,378	517,003	1,285,053	1,034,574
Income before income taxes	100,853	35,382	33,593	400,222	55,398
Net income	53,149	19,103	17,127	219,529	31,953
Stockholders’ equity	844,086	996,925	1,013,188	1,022,065	1,039,478
Total assets	1,407,223	1,610,346	1,639,928	1,728,056	1,645,458
Stockholders’ equity per share	4,464.57	5,273.70	5,475.85	5,406.12	5,498.67
Earnings per share—Basic	281.12	101.04	91.25	1,161.20	169.02
Earnings per share—Diluted	280.15	100.92	91.21	1,157.83	168.88
Stockholders’ equity to total assets (%)	60.0	61.9	61.8	59.2	63.2
Cash flows from operating activities	46,129	73,209	93,542	149,191	140,929
Cash flows from investing activities	(62,463)	(21,936)	(24,797)	(150,216)	(51,138)
Cash flows from financing activities	(1,320)	(5,563)	(63,228)	12,331	(18,396)
Cash and cash equivalents at the end of period	162,263	243,381	278,098	201,333	280,899
Number of employees	50,772	42,872	47,666	51,113	44,235

(2) Non-Consolidated Financial Data
Net sales	309,901	259,163	227,798	652,510	499,264
Recurring profit	45,772	31,668	14,956	114,500	56,412
Net income	(11,664)	19,895	9,291	31,398	34,475
Common stock	115,703	115,703	115,703	115,703	115,703
Number of shares outstanding	190,318,300	190,318,300	191,309,290	190,318,300	190,318,300
Stockholders’ equity	744,796	873,733	862,904	889,748	879,434
Total assets	995,600	1,118,352	1,097,263	1,208,746	1,110,951
Stockholders’ equity per share	—	—	—	4,675.06	4,652.07
Earnings per share—Basic	—	—	—	164.98	182.36
Earnings per share—Diluted	—	—	—	—	182.21
Interim (Annual) dividends per share	30.00	30.00	30.00	60.00	60.00
Stockholders’ equity to total assets (%)	74.8	78.1	78.6	73.6	79.2
Number of employees	13,876	14,550	13,983	14,659	14,568

(Notes)
1.
The interim consolidated financial statements and the consolidated financial statements are in conformity with accounting principles generally accepted in the United States of America. The interim consolidated financial statements and the consolidated financial statements are expressed rounding off to millions of yen.

2.	Earnings per share amounts in the consolidated financial data are computed based on Statement of Financial Accounting Standards No.128, “Earnings per Share.”
3.	The interim non-consolidated financial statements and the non-consolidated financial statements are expressed rounding down to millions of yen.
4.	Consumption taxes and local consumption taxes are not included in net sales.
5.
In the interim non-consolidated financial statements, treasury stock is disclosed as a reduction of shareholders’ equity, and stockholders’ equity per share, basic earnings per share and diluted earnings per share are computed by deducting the number of treasury stock from the number of shares outstanding from previous fiscal year.

2. Business

There is no material change in the business of Kyocera Corporation and its consolidated subsidiaries (“Kyocera”) for the six months ended September 30, 2002.

Kyocera Corporation (the “Company”) made Toshiba Chemical Corporation (renamed as Kyocera Chemical Corporation) its wholly-owned subsidiary by way of a stock swap on August 1, 2002. The business of Kyocera Chemical Corporation was included in Others, one of our operating segments.

3. Scope of Consolidation and Application of the Equity Method

During this first half, Toshiba Chemical Corporation (renamed as Kyocera Chemical Corporation) and its nine subsidiaries joined Kyocera. The following table sets forth information on Kyocera Chemical Corporation.

Name	Country of incorporation	Percentage held by the Company	Main business
Kyocera Chemical Corporation	Japan	100.00%	Manufacture and sale of electronic parts and materials

4. Employees

As of September 30, 2002, Kyocera had 47,666 employees, of whom 11,042 work for Fine Ceramics Group, 18,815 work for Electronic Device Group, 12,559 work for Equipment Group, 3,297 work for Others and 1,953 work for Corporate. The Company had 13,983 employees.

The Company’s labor union does not belong to labor unions organized by industry. The labor unions of several subsidiaries belong to labor unions organized by industry. There is no material item to be specifically addressed regarding relationship between labor and management.

Item 2. Business Results and Financial Condition

1. Summary of Financial Results

(1) Financial Results

As signs of a full-scale recovery remain weak due to continuing stagnation in the U.S. economy and growing concerns with financial systems in Japan, the economic situation for our business both in Japan and overseas remained stagnant during the six months ended September 30, 2002.

Although semiconductor and mobile phone markets picked up and components demand recovered in line with the normalization of inventories, the overall business environment was severe, including the continuing price decline in components. With uncertainty remaining over future demand, however, components demand slowed down after summer of this year.

As a result, booking amount increased ¥45,940 million (9.2%) compared with the previous period, to ¥546,167 million and production amount (based on sales price) increased ¥21,640 million (4.4%) from the previous period, to ¥513,328 million. Compared with the previous period, consolidated net sales declined ¥3,375 million (0.6%), to ¥517,003 million, profit from operations increased ¥2,787 million (8.2%), to ¥36,947 million, income before income taxes fell ¥1,789 million (5.1%), to ¥33,593 million and net income fell ¥1,976 million (10.3%), to ¥17,127 million.

Operating Segments

Commencing this interim period, basic Research and Development expenses of the Company on a non-consolidated basis, previously included with “Others,” have been charged to the respective operating segment (See Note 11 “Segment Reporting” to the Interim Consolidated Financial Statements in Item 5 “Accounting Information”).

<Fine Ceramics Group>

Booking amount in this segment fell ¥11,844 million (9.1%) compared with the previous period, to ¥117,830 million and production amount fell ¥24,846 million (18.4%) from the previous period, to ¥110,051 million and sales decreased ¥21,036 million (15.0%), to ¥119,077 million.

Sales of parts for semiconductor and LCD fabrication equipment and SMD packages for mobile phones were up due to an improvement in market conditions. Sales of solar systems and dental and orthopedic implants also showed steady growth. Conversely, sales of ceramic packages for fiber-optic devices and parts for fiber-optic connectors dropped significantly.

Operating profit in this segment fell ¥7,148 million (45.8%) from the previous period, to ¥8,471 million.

<Electronic Device Group>

Booking amount in this segment increased ¥19,221 million (19.1%) compared with the previous period, to ¥119,615 million and production amount increased ¥4,122 million (3.3%) from the previous period, to ¥130,032 million and sales decreased ¥7,114 million (5.8%), to ¥115,491 million.

Despite heightened demand for timing devices and ceramic capacitors for mobile phones, overall component prices dropped sharply. In addition, sales at AVX Corporation (AVX), a U.S. subsidiary, remained stagnant.

Although various one-off expenses associated with management structural reforms at AVX, including integration of production bases and personnel reductions, were recorded in the previous interim period, no such expenses were recorded in the current six-month period. In addition, Kyocera applied cost-saving measures and improved productivity, and as a result, operating profit in this segment rose ¥2,218 million (59.1%) compared with the previous period, to ¥5,974 million.

<Equipment Group>

Compared with the previous period, booking amount in this segment rose ¥33,984 million (14.3%), to ¥271,649 million and production amount increased ¥41,203 million (19.3%), to ¥254,522 million. Although sales of optical instruments declined due to the downturn in the still camera market, sales of mobile phones, such as CDMA2000 1x handsets in Japan and the United States, grew significantly. In addition, timely product launches and extremely favorable market response towards network-compatible, mid- to high-speed digital multifunction peripherals effected a large increase in sales of information equipment. As a result, sales of this segment increased ¥23,116 million (10.1%), to ¥250,862 million.

Operating profit increased ¥6,760 million (65.8%), to ¥17,028 million in comparison with the previous period.

<Others>

Due to the consolidation of Kyocera Chemical Corporation this August, booking amount grew ¥4,579 million (14.1%), to ¥37,073 million, production amount increased ¥1,161 million (6.6%), to ¥18,723 million and sales grew ¥1,352 million (3.7%), to ¥37,785 million in comparison with the previous period.

Operating profit in this segment increased ¥361 million (12.6%) from the previous period, to ¥3,216 million.

Geographic Segments

<Japan>

Net sales in Japan fell relative to the previous period due to sales declines in our components business. As a result, sales fell ¥10,830 million (5.3%) compared with the previous period, to ¥194,708 million.

<United States of America>

Sales grew ¥8,162 million (5.7%) compared with the previous period, to ¥150,977 million due to steady growth in sales of telecommunications equipment and information equipment.

<Asia>

Sales increased ¥3,020 million (3.9%), to ¥80,685 million from the previous period due to sales growth in the electronic device group and information equipment business.

<Europe>

Despite steady sales growth of information equipment, lowered sales of the electronic device group caused overall sales to decline ¥2,766 million (3.9%) compared with the previous period, to ¥68,161 million.

(2) Cash Flows

Cash and cash equivalents at the end of this period decreased ¥2,801 million compared with the previous period, to ¥278,098 million.

<Cash Flows from Operating Activities>

Net cash provided by operating activities increased ¥20,333 million to ¥93,542 million in the first half of this fiscal year, rising from ¥73,209 million of the previous period, although net income decreased to ¥17,127 million compared with the previous first half. This was due to a net change of increases and decreases in assets and liabilities in the ordinary course of operating activities.

<Cash Flows from Investing Activities>

Net cash used in investing activities increased ¥2,861 million from ¥21,936 million of the previous period, to ¥24,797 million. This was due primarily to a decrease in maturities of securities, despite a significant decline of capital expenditures.

<Cash Flows from Financing Activities>

Net cash used in financing activities increased ¥57,665 million in comparison with ¥5,563 million of the previous period, to ¥63,228 million. This was due mainly to a significant increase in purchase of treasury stock.

2. Production, Booking and Sales Condition

Production, booking and sales condition of Kyocera are disclosed related to “Operating Segments in 1. Summary of Financial Results.”

3. Remaining Challenges

On the backdrop of an extremely harsh business environment and an unrelenting downturn in electronics markets, Kyocera is implementing a number of measures to be a “creative company that continues to grow for the 21st century,” with its foremost challenge being to improve the profitability of the components business.

Improve Revenue through Implementation of Production Structure Reforms

Kyocera will work to rapidly boost profitability by optimizing production at global manufacturing sites to counter the adverse effects of an unremitting drop in component prices and uncertainty regarding a genuine recovery in component demand for mobile phones and PC-related products.

To bolster cost-competitiveness, Kyocera is driving forward with comprehensive cost-saving measures, such as expanding production of commodity components in China. In terms of manufacturing sites in Japan, Kyocera will apply thorough cost-saving measures and productivity improvements, while strengthening development of new products and boosting production volume of high-value-added products.

Improve Revenue through Development of New Products and New Markets

Kyocera aims to expand sales through the integration of Group-wide capabilities in production, sales and R&D, notably of components, devices and equipment, and through the development of new products that best match market needs and which are in line with high-potential growth markets.

Kyocera will aggressively develop products for the emerging in-vehicle market to meet projected increases in demand for automobile-installed systems created with telecommunications and information technology and environmentally friendly products.

Kyocera is also seeking to boost profitability by expanding sales through market development in China.

In spite of the harsh business environment, Kyocera continues to push forward with its mission “to be a creative company that continues to grow for the 21st century,” striving to expand sales by further bolstering market share of already strong products, while also creating and developing valuable new markets. We are also committed to implementing measures to reduce costs to counter product price erosion.

<Fine Ceramics Group>

Kyocera plans to expand sales of ceramic packages for CCD and CMOS image devices to meet a forecast significant rise in demand for camera-mounted mobile phones.

In response to larger LCD fabrication equipment and the surge in demand for ceramic products with superior thermal conductivity, Kyocera is anticipating strong sales of fine ceramic parts for LCD fabrication equipment, along with sapphire plates for LCD projectors, both of which the Company already commands high market share.

It is expected that the market related to environmental preservation will grow rapidly in the mid- to long-term. With Kyocera boasting the third largest market share globally (in calendar year 2001) for solar cell module production output in the solar electric generating systems business, we will strive to make the most of this opportunity by expanding production to meet market needs and further increasing our market share.

<Electronic Device Group>

Kyocera plans to further boost share in each market segment through various measures, including: developing markets for high-capacitance ceramic capacitors used in network infrastructure equipment; expanding sales of miniature timing devices for digital home appliances; and, developing next-generation telecommunications and information terminals and high frequency modules for the in-vehicle market.

To meet the forecasted rise in demand for mobile phones with color LCD in both Japanese and overseas markets, we plan to expand sales of color STN LCDs to overseas handset manufacturers.

<Equipment Group>

In telecommunications equipment, Kyocera aims to expand sales of camera-mounted CDMA2000 1x handsets in Japan, while launching new PDA handsets that support CDMA2000 1x capabilities in the United States. Through these moves, Kyocera aims to further boost share in the CDMA2000 1x market. Kyocera will also work to expand sales in the Asian market, notably of CDMA handsets, PHS-related products and WLL systems in China.

In information equipment, Kyocera plans to strengthen its printer and digital multifunction machine lineup by expanding sales through the introduction of various new, high-quality, advanced color and monochrome models. In addition, we will strive to reduce costs by improving our production system, while also increasing cost-competitiveness by standardizing engines and components for printers and multifunction machines.

In optical instruments, Kyocera will enhance productivity by focusing efforts on CONTAX-brand cameras and compact, lightweight digital cameras. We will also work to increase sales of lens units for digital cameras, as well as promote the development of digital camera modules for mobile handsets.

<Others>

In Kyocera Chemical Corporation, while working to expand sales of eco-friendly materials by concentrating efforts on developing highly sought after eco-friendly resins in its materials business, the company will maximize synergies with the Company’s organic materials and components businesses.

Kyocera Communication Systems Co., Ltd. continues to develop its content and related services for mobile phone users outside of Japan.

4. Significant Patents and Licenses

The following table shows new significant license agreements concluded in the first half of this fiscal year.

Counter Party	Country	Contents	Period
Eastman Kodak Company	U.S.A.	License under patents regarding digital camera	From April 1, 2002 to March 31, 2012
Motorola Incorporated	U.S.A.	License under patents regarding cellular phone	From January 1, 2002 to December 31, 2003

5. Research and Development Activities

Kyocera focuses on the development of high-value-added products in the strategic business areas of materials, components and devices, and equipment, with the objective of being a “creative company that continues to grow in the 21st century.” At the same time, Kyocera aims to create new products and new markets by maximizing synergies in each operating segment.

<Fine Ceramics Group>

Kyocera will aggressively advance the development of components in line with rising demand for car electronics, intelligent transport systems (ITS) and safe, eco-friendly products in the automotive market, where high medium-term growth is anticipated. In particular, we are pouring efforts into developing millimeter-wave modules, power module substrates, packages for image sensors and piezoelectric actuators.

We are also working to strengthen development of ceramic packages for mobile handsets and components for LCD fabrication equipment, as well as sapphire substrates for LCD projectors.

In addition, Kyocera is promoting the development of low-cost solar power modules that are high in conversion efficiency.

<Electronic Device Group>

Kyocera is striving to develop a variety of miniature, advanced, high-value-added electronic components for next-generation mobile phones, with particular focus on high-capacitance capacitors with nickel electrodes and high-frequency modules such as TX modules and RX modules. We are also developing a variety of materials, high density substrates and high density mounted technologies which are core technology with high function modules.

In addition, we continue to enhance the development of thin film capacitors for information equipment and high-capacitance capacitors for the automotive market and many kinds of timing devices.

<Equipment Group>

In the telecommunications equipment business, Kyocera is concentrating on the development of high-speed wireless internet equipment for wireless broadband communications. In particular, we will develop CDMA2000 EVDO base stations and high-speed wireless data communication systems. We will develop highly advanced handsets through our integrated handset and base station technology by newly getting into the CDMA base station business.

In the information equipment business, Kyocera is seeking to develop even higher speed digital multi-function peripherals as well as color copiers and printers.

Furthermore, Kyocera is working towards the development of digital camera modules for mobile handsets as well as various optical cameras for use in the automotive market to strengthen its optical instruments business.

The research and development expenses in the first half of this fiscal year amounted to ¥23,554 million, 4.6% of net sales. The amounts by operating segment were ¥3,454 million for Fine Ceramics Group, ¥5,258 million for Electronic Device Group and ¥14,574 million for Equipment Group.

Item 3. Equipment and Facilities

1. Information on Equipment and Facilities
There was no material change in equipment and facilities in the first half of this fiscal year.
2. Plan to Capital Expenditures
(1)	Investment for Key Equipment and Facilities
Kyocera operates various businesses based on four operating segments and discloses its investment in and expansion of equipment and facilities by operating segment at the end of the first half of this fiscal year. Kyocera will fund its capital expenditure for each operating segment with its own cash in hand and cash generated by operations. Total capital expenditures planned for the fiscal year ending March 31, 2003 is ¥44,000 million.

<Fine Ceramics Group>

Capital expenditure plan for the fiscal year ending March 31, 2003: ¥10,000 million

Major contents and purpose: introduction and maintenance of equipment for improving productivity of manufacturing semiconductor parts and fine ceramic parts

<Electronic Device Group>

Capital expenditure plan for the fiscal year ending March 31, 2003: ¥14,000 million

Major contents and purpose: introduction and maintenance of equipment for improving productivity of manufacturing electronic devices

<Equipment Group>

Capital expenditure plan for the fiscal year ending March 31, 2003: ¥16,000 million

Major contents and purpose: introducing equipment for improving productivity of manufacturing next-generation mobile phones and information equipment

<Others>

Capital expenditure plan for the fiscal year ending March 31, 2003: ¥2,000 million

Major contents and purpose: systems’ construction and integration

<Corporate>

Capital expenditure plan for the fiscal year ending March 31, 2003: ¥2,000 million

Major contents and purpose: repair and maintenance of facilities

(Notes)

1.	The amount of capital expenditure plans does not include consumption taxes and local consumption taxes.

2.
At the beginning of this fiscal year, Kyocera forecasted ¥50,000 million of capital expenditures. However, due to the continuing tough business situation in the IT related market, we reduced our investment in new equipment and facility. As a result, capital expenditures for the fiscal year ending March 31, 2003 are expected to be ¥44,000 million.

(2) Sale and Disposal of Equipment and Facilities

Kyocera does not plan to sell or dispose equipment or facilities that significantly affect its production capability, except its sale and disposal for ordinary renewal of equipment and facilities.

Item 4. Information on Kyocera Corporation
1. Authorized Capital and Common Stock
(1) Number of Authorized Capital and Common Stock
<Authorized Capital>
Article 5 of the Articles of Incorporation of the Company provides that the total number of shares authorized for issuance by the Company is 600,000,000 shares.

<Number of Shares of Common Stock Issued>
As of September 30, 2002, and December 26, 2002, 191,309,290 shares of common stock were issued, registered on Tokyo, Osaka Stock Exchange in Japan and New York Stock Exchange in U.S.A. as follows:

Title of each class	Name of each exchange on which registered
Common Stock Common Stock American Depositary Shares	Tokyo Stock Exchange Osaka Stock Exchange New York Stock Exchange

(2) Stock Acquisition Rights
Not applicable.

(3) Status of Common Stock and Capital
On August 1, 2002, to accomplish the stock swap agreement with Toshiba Chemical Corporation, renamed as Kyocera Chemical Corporation, the Company newly issued shares of common stock. The following table shows a change in number of shares and amounts of capital and additional paid-in capital.

	Yen in millions except number of shares
Date of issuance	Increased number of shares issued	Number of shares issued	Increased amount of capital	Total amount of capital	Increased amount of additional paid-in capital	Total amount of additional paid-in capital
August 1, 2002	990,990	191,309,290	—	115,703	11,351	185,838

(4) Major Shareholders
The following table shows the ten largest shareholders of record of the Company as of September 30, 2002.

Name	Shares owned in thousands	Ownership (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	12,894	6.74%
The Master Trust Bank of Japan, Ltd. (Trust Account)	7,911	4.14%
The Bank of Kyoto, Ltd.	7,218	3.77%
Kazuo Inamori	6,806	3.56%
UFJ Trust Bank Limited (Trust Account A)	6,775	3.54%
The Inamori Foundation	4,680	2.45%
UFJ Bank Limited	3,919	2.05%
The Chase Manhattan Bank N.A., London SL Omnibus Account (Standing proxy: The Mizuho Bank, Limited)	3,599	1.88%
Keiai Kosan K.K.	3,549	1.86%
Nats Cumuco (Standing proxy: Sumitomo Mitsui Banking Corporation)	2,822	1.48%

Total	60,176	31.46%

(5) Voting Rights
The following table shows voting rights of common stock of the Company as of September 30, 2002.

	Number of shares	Number of voting rights
Shares without voting rights	—	—
Shares with limited voting rights	—	—
Shares with full voting rights (treasury stock)	6,280,100 shares of common stock	—
Shares with full voting rights (other)	184,398,300 shares of common stock	1,843,983
Shares constituting less than one unit	630,890 shares of common stock	—
Total number of shares issued	191,309,290 shares of common stock	—
Total voting rights of all shareholders	—	1,843,983

Treasury stocks of 6,280,100 shares were all held by the Company, and its ownership to total number of shares issued was 3.28% as of September 30, 2002.

2. Price Range of Shares
The following table shows price range of shares of the Company for the six months ended September 30, 2002.

	Tokyo Stock Exchange
	Price per share of common stock (yen)
For the six month ended September 30, 2002	High	Low
April, 2002	9,390	8,300
May, 2002	10,070	8,530
June, 2002	9,940	7,800
July, 2002	9,130	7,700
August, 2002	9,070	7,740
September, 2002	9,050	7,820

3. Directors and Senior Management
There has been no change in a member of Directors and Senior management since the Company filed its Annual Report (“Yuukashouken-houkokusho”) for the year ended March 31, 2002 with the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Securities and Exchange Law of Japan on June 28, 2002.

Item 5. Accounting Information
1. Interim Consolidated Financial Statements and Interim Non-Consolidated Financial Statements
(1) Pursuant to the supplementary provision No. 2 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Consolidated Financial Statements” (Ministry of Finance Ordinance No. 28, 1976), the interim consolidated financial statements for the six months ended September 30, 2001 are prepared in conformity with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). Pursuant to the article 81 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Interim Consolidated Financial Statements” (Ministry of Finance Ordinance No. 24, 1999), the interim consolidated financial statements for the six months ended September 30, 2002 are prepared in conformity with U.S. GAAP.

(2) Pursuant to “Regulations Concerning the Terminology, Forms and Preparation Methods of Interim Financial Statements” (Ministry of Finance Ordinance No. 38, 1977, “Regulation for Interim Financial Statements”), the interim non-consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”).

The interim non-consolidated financial statements for the six months ended September 30, 2001 are prepared in conformity with pre-amendment of Regulation for Interim Financial Statements, and the interim non-consolidated financial statements for the six months ended September 30, 2002 are in conformity with amendment of Regulation for Interim Financial Statements.

2. Independent Accountants Report
In accordance with the article 193-2 of the Securities Exchange Law, the interim consolidated financial statements and the interim non-consolidated financial statements for the six months ended September 30, 2001 and 2002 are reviewed by ChuoAoyama Audit Corporation.

1. INTERIM CONSOLIDATED FINANCIAL STATEMENTS
<INTERIM CONSOLIDATED BALANCE SHEETS>
(ASSETS)

		Yen in millions
		September 30, 2001		September 30, 2002		March 31, 2002

		Amount	%	Amount	%	Amount	%
Current assets:
Cash and cash equivalents		¥243,381		¥278,098		¥280,899
Restricted cash	Note 8	53,381		57,505		59,509
Short-term investments	Note 4	11,679		14,200		10,902
Trade notes receivable		35,471		30,354		25,367
Trade accounts receivable	Note 5	181,902		184,082		174,240
Short-term finance receivables	Note 5	68,036		37,185		83,196
Less allowances for doubtful accounts and sales returns		(9,798)		(10,066)		(11,110)
Inventories	Note 5	219,091		188,967		205,806
Deferred income taxes		45,543		52,969		51,997
Other current assets		25,305		18,496		22,061

Total current assets		873,991	54.3	851,790	51.9	902,867	54.9

Non-current assets:
Investments in and advances to affiliates and unconsolidated subsidiaries		25,222		28,106		26,206
Securities and other investments	Note 4	289,367		319,245		301,659

Total investments and advances		314,589	19.5	347,351	21.2	327,865	19.9
Long-term finance receivables	Note 5	78,000	4.8	116,151	7.1	83,745	5.1
Property, plant and equipment, at cost:	Note 5
Land		46,222		53,540		46,834
Buildings		182,754		201,360		189,024
Machinery and equipment		547,655		584,233		568,717
Construction in progress		12,394		8,415		11,596
Less accumulated depreciation		(507,588)		(583,546)		(547,548)

		281,437	17.5	264,002	16.1	268,623	16.3
Goodwill	Note 6	29,708	1.9	25,966	1.6	30,757	1.9
Intangible assets	Note 6	17,997	1.1	19,263	1.2	16,202	1.0
Other assets		14,624	0.9	15,405	0.9	15,399	0.9

Total non-current assets		736,355	45.7	788,138	48.1	742,591	45.1

		¥1,610,346	100.0	¥1,639,928	100.0	¥1,645,458	100.0

(LIABILITIES AND STOCKHOLDERS’ EQUITY)

		Yen in millions
		September 30, 2001		September 30, 2002		March 31, 2002

		Amount	%	Amount	%	Amount	%
Current liabilities:
Short-term borrowings	Note 5	¥99,475		¥107,357		¥106,880
Current portion of long-term debt	Note 5	6,113		21,300		12,401
Trade notes and accounts payable		82,646		92,674		78,627
Other notes and accounts payable		41,621		25,428		27,236
Accrued payroll and bonus		32,237		33,317		31,572
Accrued income taxes		23,651		17,051		21,359
Accrued litigation expenses	Note 8	39,955		48,191		45,333
Other accrued liabilities		22,006		27,443		24,344
Other current liabilities		11,983		14,104		11,356

Total current liabilities		359,687	22.3	386,865	23.6	359,108	21.8

Non-current liabilities:
Long-term debt	Note 5	92,173		75,078		96,856
Accrued pension and severance costs		48,049		59,962		49,549
Deferred income taxes		25,579		35,248		28,045
Liabilities deferred pursuant to the rehabilitation plan	Note 5	22,410		—		—
Other non-current liabilities		4,719		5,352		4,892

Total non-current liabilities		192,930	12.0	175,640	10.7	179,342	10.9

Total liabilities		552,617	34.3	562,505	34.3	538,450	32.7

Minority interests in subsidiaries		60,804	3.8	64,235	3.9	67,530	4.1
Commitments and contingencies	Note 8
Stockholders’ equity:
Common stock		115,703	7.2	115,703	7.0	115,703	7.0
Additional paid-in capital		158,220	9.8	167,609	10.2	158,228	9.6
Retained earnings		791,228	49.1	809,863	49.4	798,407	48.5
Accumulated other comprehensive income	Notes 2(9), 4, 7, 9	(58,087)	(3.6)	(28,423)	(1.7)	(22,750)	(1.3)
Treasury stock, at cost		(10,139)	(0.6)	(51,564)	(3.1)	(10,110)	(0.6)

Total stockholders’ equity		996,925	61.9	1,013,188	61.8	1,039,478	63.2

		¥1,610,346	100.0	¥1,639,928	100.0	¥1,645,458	100.0

<INTERIM CONSOLIDATED STATEMENTS OF INCOME>

		Yen in millions
		Six months ended September 30,				Year ended March 31,
		2001		2002		2002
		Amount	%	Amount	%	Amount	%
Net sales		¥520,378	100.0	¥517,003	100.0	¥1,034,574	100.0
Cost of sales		396,436	76.2	391,425	75.7	795,201	76.9

Gross profit		123,942	23.8	125,578	24.3	239,373	23.1
Selling, general and administrative expenses		89,782	17.2	88,631	17.2	187,812	18.1

Profit from operations		34,160	6.6	36,947	7.1	51,561	5.0
Other income (expenses):
Interest and dividend income		4,048		2,740		7,304
Interest expense	Note 7	(1,393)		(763)		(2,655)
Foreign currency transaction (losses) gains, net		(2,434)		(6,326)		5,238
Equity in earnings of affiliates and
unconsolidated subsidiaries		797		1,175		1,559
Losses on devaluation of investment securities		(512)		(347)		(5,771)
Other, net	Note 7	716		167		(1,838)

Total other income (expenses)		1,222	0.2	(3,354)	(0.6)	3,837	0.4

Income before income taxes, minority interests and cumulative effect of change in accounting principle		35,382	6.8	33,593	6.5	55,398	5.4
Income taxes:
Current		16,188		15,339		34,187
Deferred		(2,097)		(1,259)		(12,879)

		14,091	2.7	14,080	2.7	21,308	2.1
Income before minority interests and cumulative effect of change in accounting principle		21,291	4.1	19,513	3.8	34,090	3.3
Minority interests		(350)	(0.1)	(130)	(0.1)	(299)	(0.0)

Income before cumulative effect of change in accounting principle		20,941	4.0	19,383	3.7	33,791	3.3
Cumulative effect of change in accounting principle	Notes 2(8), (9)	(1,838)	(0.3)	(2,256)	(0.4)	(1,838)	(0.2)

Net income		¥19,103	3.7	¥17,127	3.3	¥31,953	3.1

Earnings per share:	Note 12
Income before cumulative effect of change in accounting principle:
Basic		¥110.76		¥103.27		¥178.74
Diluted		110.62		103.22		178.59
Cumulative effect of change in accounting principle :
Basic		(9.72)		(12.02)		(9.72)
Diluted		(9.70)		(12.01)		(9.71)
Net income:
Basic		101.04		91.25		169.02
Diluted		100.92		91.21		168.88
Cash dividends declared per share:
Per share of common stock		30.00		30.00		60.00
Weighted average number of shares of common stock outstanding (shares in thousands):
Basic		189,065		187,694		189,050
Diluted		189,294		187,780		189,204

<INTERIM CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY>

	Yen in millions and shares in thousands
Number of shares of common stock	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income Note 9	Treasury stock, at cost	Comprehensive income
Balance, March 31, 2001 (189,057)	¥115,703	¥158,183	¥777,797	¥(19,673)	¥(9,945)
Net income for the year			31,953			¥31,953
Other comprehensive income				(3,077)		(3,077)

Total comprehensive income for the year						¥28,876

Cash dividends			(11,343)
Purchase of treasury stock (83)					(628)
Reissuance of treasury stock (68)		45			463
Balance, March 31, 2002 (189,042)	115,703	158,228	798,407	(22,750)	(10,110)
Net income for the first half			17,127			¥17,127
Other comprehensive income				(5,673)		(5,673)

Total comprehensive income for the first half						¥11,454

Stock issuance for acquisition of a subsidiary (991)		9,381
Cash dividends			(5,671)
Purchase of treasury stock (5,016)					(41,540)
Reissuance of treasury stock (11)		0			86
Balance, September 30, 2002 (185,028)	¥115,703	¥167,609	¥809,863	¥(28,423)	¥(51,564)

	Yen in millions and shares in thousands
Number of shares of common stock	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income Note 9	Treasury stock, at cost	Comprehensive income
Balance, March 31, 2001 (189,057)	¥115,703	¥158,183	¥777,797	¥(19,673)	¥(9,945)
Net income for the first half			19,103			¥19,103
Other comprehensive income				(38,414)		(38,414)

Total comprehensive income for the first half						¥(19,311)

Cash dividends			(5,672)
Purchase of treasury stock (59)					(506)
Reissuance of treasury stock (39)		37			312
Balance, September 30, 2001 (189,037)	¥115,703	¥158,220	¥791,228	¥(58,087)	¥(10,139)

<INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS>

		Yen in millions
		Six months ended September 30,		Year ended March 31, 2002
		2001	2002
Cash flows from operating activities:
Net income		¥19,103	¥17,127	¥31,953
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		40,578	35,133	88,497
Provision for doubtful accounts		2,111	(687)	3,593
Losses on inventories		6,075	3,384	11,872
Deferred income taxes		(2,097)	(1,259)	(12,879)
Minority interests		350	130	299
Equity in earnings of affiliates and unconsolidated subsidiaries		(797)	(1,175)	(1,559)
Losses on devaluation of investment securities		512	347	5,771
Cumulative effect of change in accounting principle	Notes 2(8), (9)	1,838	2,256	1,838
Foreign currency adjustments		1,956	6,052	(6,280)
Change in assets and liabilities:
Decrease in receivables		47,970	4,964	55,047
Decrease in inventories		21,293	10,288	40,443
(Increase) decrease in other current assets		(3,721)	1,421	4,683
(Decrease) increase in notes and accounts payable		(19,281)	8,459	(41,600)
Decrease in accrued income taxes		(36,203)	(3,973)	(37,923)
(Decrease) increase in other current liabilities		(7,152)	9,315	(4,424)
Increase in other non-current liabilities		911	803	2,299
Other, net		(237)	957	(701)

Net cash provided by operating activities		73,209	93,542	140,929

Cash flows from investing activities:
Payments for purchases of available-for-sale securities		(20,157)	(32)	(47,402)
Payments for purchases of held-to-maturity securities		(2,997)	(22,280)	(13,588)
Payments for purchases of investments and advances		(32)	(542)	(465)
Sales and maturities of available-for-sale securities		13,055	5,400	44,934
Maturities of held-to-maturity securities		35,220	12,060	38,697
Payments for purchases of property, plant and equipment		(36,619)	(20,379)	(59,031)
Proceeds from sales of property, plant and equipment		185	977	1,809
Payments for purchases of intangible assets		(3,885)	(3,566)	(10,669)
Acquisitions of businesses, net of cash acquired	Note 13	—	4,058	(60)
Restricted cash		(6,959)	(1,476)	(6,959)
Other, net		253	983	1,596

Net cash used in investing activities		(21,936)	(24,797)	(51,138)

Cash flows from financing activities:
Decrease in short-term debt		(36,072)	(3,898)	(30,345)
Proceeds from issuance of long-term debt		45,323	894	60,043
Payments of long-term debt		(5,321)	(13,241)	(9,659)
Payments of liabilities deferred pursuant to the rehabilitation plan		(3,253)	—	(25,609)
Dividends paid		(6,323)	(6,269)	(12,773)
Purchase of treasury stock		(506)	(41,535)	(628)
Other, net		589	821	575

Net cash used in financing activities		(5,563)	(63,228)	(18,396)

Effect of exchange rate changes on cash and cash equivalents		(3,662)	(8,318)	8,171

Net increase (decrease) in cash and cash equivalents		42,048	(2,801)	79,566
Cash and cash equivalents at beginning of period		201,333	280,899	201,333

Cash and cash equivalents at end of period		¥243,381	¥278,098	¥280,899

<Notes to the Interim Consolidated Financial Statements>

1. Accounting Principles, Procedures and Financial Statements’ Presentation
In December 1975, the Company filed a registration statement, Form S-1 and a registration form for ADR, in accordance with the Securities Exchange Act of 1933, with the United States Securities and Exchange Commission (“SEC”) and made a registration of its common stock and American Depositary Receipt (“ADR”) there. In accordance with the mentioned act, the Company again filed Form S-1 and a registration form for ADR with SEC in February 1980, and listed its ADR on the New York Stock Exchange in May 1980.
The Company has filed Form 20-F as an annual report, which is prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) with SEC once a year in order to conform to the section 13 of the Securities Exchange Act of 1934. Kyocera has also prepared an interim consolidated financial statements in accordance with U.S. GAAP. The followings are accounting principles and regulations with which Kyocera is required to comply: Regulations for filing and reporting to SEC (Regulation S-X, Accounting Series Releases, Staff Accounting Bulletines, and etc.), Statements of Financial Accounting Standards Board (“SFAS”), Accounting Principles Board Opinions (“APB”), Accounting Research Bulletin (“ARB”), and etc.
The following paragraphs describe the major differences between U.S. GAAP and accounting principles generally accepted in Japan (“Japanese GAAP”), and where the significant differences exist, the amount of effect to income before income taxes pursuant to Japanese GAAP are also disclosed.

(1) Stockholders’ Equity
Kyocera prepares the interim consolidated statement of stockholders’ equity.

(2) Remuneration for Directors
Remuneration for directors is charged to general and administrative expenses.

(3) Securities
Certain investments in debt and equity securities are accounted for by SFAS No. 115. Securities classified as available-for-sale securities are recorded at the fair value. Securities classified as held-to-maturity securities are recorded at amortized cost.

(4) Foreign Currency Translation and Forward Exchange Contracts
Assets and liabilities denominated in foreign currencies and financial statements of foreign subsidiaries are translated based on SFAS No. 52. Forward exchange contracts are accounted for by SFAS No. 133, as amended by SFAS No. 138.

(5) Accrued Pension and Severance Costs
Accrued pension and severance costs are computed based on SFAS No. 87. This effect for the six months ended September 30, 2001, 2002 and for the year ended March 31, 2002 amounted to ¥1,003 million, ¥745 million and ¥2,018 million, respectively.

(6) Comprehensive Income
Kyocera applies SFAS No. 130 and discloses comprehensive income in stockholders’ equity. According to this standard, comprehensive income is defined as the change in equity and it consists of net income and other comprehensive income. Other comprehensive income includes foreign currency translation adjustments, net unrealized losses on securities and net unrealized losses on derivative financial instruments.

(7) Stock Issuance Costs
Stock issuance costs, net of tax are deducted from the additional paid-in capital.

(8) Goodwill and Other Intangible Assets
Kyocera adopts SFAS No. 142.

(9) Derivative Financial Instruments
Kyocera adopts SFAS No. 133, as amended by SFAS No. 138.

2. Summary of Accounting Policies

(1) Basis of Consolidation and Accounting for Investments in Affiliated Companies
The interim consolidated financial statements include the accounts of the Company and its significant subsidiaries. All significant inter-company transactions and accounts are eliminated. Investments in 20% to 50% owned companies and insignificant subsidiaries are accounted for by the equity method, whereby Kyocera includes in net income its equity in earnings or losses of these companies, and records its investments at cost adjusted for such equity in earnings or losses.

	Number of companies	Major companies
Consolidated subsidiaries:	148	AVX CORPORATION KYOCERA WIRELESS CORP. KYOCERA MITA CORPORATION KYOCERA ELCO CORPORATION
Affiliates and unconsolidated subsidiaries:	20	TAITO CORPORATION KINSEKI, LTD.

(2) Revenue Recognition
Kyocera recognizes sales, when title and risks have passed to customers, the sales prices are fixed or determinable, and collectibility is reasonably assured.
Revenue from fine ceramics group, electronic device group and equipment group are recognized, principally upon delivery to customers. Revenue from direct financing leases is recognized over the term of the leases and amortization of unearned lease income is recognized using the interest method. Interest income on installment loans is recognized on an accrual basis.

(3) Cash and Cash Equivalents
Cash and cash equivalents include time deposits, certificates of deposit and short-term commercial notes with original maturities of three months or less.

(4) Translation of Foreign Currencies
Assets and liabilities of consolidated foreign subsidiaries and affiliates accounted for by the equity method are translated into Japanese yen at the exchange rates in effect on the respective balance sheet dates. Operating accounts are translated at the average rates of exchange for the respective years. Translation adjustments result from the process of translating foreign currency financial statements into Japanese yen. These translation adjustments, which are not included in the determination of net income, are reported in other comprehensive income.
Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the respective balance sheet dates, and resulting transaction gains or losses are included in the determination of net income.

(5) Inventories
Inventories are stated at the lower of cost or market. Cost is determined by the average method for approximately 65% and 58% and 61% of finished goods and work in process at September 30, 2001, 2002 and March 31, 2002, respectively, and by the first-in, first-out method for all other inventories.

(6) Significant Allowances
Allowances for doubtful accounts:
Kyocera provides allowances for doubtful accounts based on the actual ratio of bad debt in the past in addition to estimation of uncollectible amounts based on the analysis of certain individual receivables.

(7) Property, Plant and Equipment and Depreciation
Kyocera provides for depreciation of buildings, machinery and equipment over their estimated useful lives primarily on the declining balance method. The principal estimated useful lives used for computing depreciation are as follows:

Buildings	2 to 50 years
Machinery and equipment	2 to 20 years

(8) Goodwill and Other Intangible Assets
On April 1, 2002, Kyocera adopted SFAS No. 141, “Business Combinations,”and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 141 (1) requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, as well as all purchase method business combinations completed after June 30, 2001, (2) provides specific criteria for the initial recognition and measurement of intangible assets apart from goodwill, and (3) requires that unamortized deferred credit related to an excess over cost be written off immediately as an extraordinary gain instead of being deferred and amortized. SFAS No. 141 also requires that the unamortized deferred credit related to an excess over cost arising from an investment that was accounted for by the equity method, and that was acquired before July 1, 2001, must be written-off immediately and recognized as the cumulative effect of a change in accounting principle. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”
Upon adoption of SFAS No. 141, Kyocera evaluated its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and made any necessary reclassifications required by SFAS No. 141. Upon the adoption of SFAS No. 142, Kyocera reassessed the useful lives and residual values of all existing intangible assets. In addition, to the extent an intangible asset was identified as having an indefinite useful life, Kyocera tested the intangible asset for impairment in accordance with the provisions of SFAS No.142 at the beginning of the period.
In connection with the transitional goodwill impairment evaluation, SFAS No. 142 required Kyocera to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this, Kyocera identified its reporting units and determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. To the extent a reporting unit’s carrying amount exceeded its fair value, an indication existed that the reporting units goodwill was impaired. In the second step, Kyocera compared the implied fair value of the reporting unit’s goodwill, determined by allocating the reporting unit’s fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with SFAS No. 141, to its carrying amount, both of which would be measured as of the date of adoption.
During this first half, Kyocera completed its impairment review, which indicated that there was an impairment loss of goodwill related to the acquisition of Kyocera Tycom Corporation (KTC), which manufactures and supplies Micro Drill for IT industry, from the initial application of these statements. The impairment loss of ¥3,175 million has been recorded as a cumulative effect of change in accounting principle. Kyocera, with the assistance of a third party appraiser, arrived at the implied fair value of goodwill using a discounted cash flow methodology in consideration for sluggish trend of KTC’s market. Kyocera also wrote off ¥919 million of unamortized deferred credit related to an excess over cost arising from an investment in Taito Corporation that was accounted for by the equity method as a cumulative effect of change in accounting principle in accordance with the provision of SFAS No.141.

(9) Derivative Financial Instruments
Kyocera utilizes derivative financial instruments to manage its exposure resulting from fluctuations of foreign currencies and interest rates. These derivative financial instruments include foreign currency swaps, foreign currency forward contracts, interest rate swaps and interest rate options. Kyocera does not hold or issue such derivative financial instruments for trading purposes.
Effective April 1, 2001, Kyocera adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities “an Amendment of SFAS No. 133.” Upon the adoption of SFAS No. 133, all derivatives are recorded as either assets or liabilities on the balance sheet and measured at fair value. Changes in the fair value of derivatives are charged in current earnings. However cash flow hedges which meet the criteria of SFAS No. 133 may qualify for hedge accounting treatment. Changes in the fair value of the effective portion of these hedge derivatives are deferred in other comprehensive income and charged to earnings when the underlying transaction being hedged occurs. Kyocera designated certain interest rate swaps and interest rate options as cash flow hedges under SFAS No. 133. Foreign currency swaps and foreign currency forward contracts are entered into as hedges of existing foreign currency denominated assets and liabilities and as such do not qualify for special hedge accounting. Accordingly, Kyocera records changes in fair value of all foreign currency swaps and foreign currency forward contracts currently in earnings. It is expected that such changes will be offset by corresponding gains or losses on the underlying assets and liabilities.
Kyocera formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes all derivatives designated as cash flow hedge are linked to specific assets and liabilities on the balance sheet. Kyocera also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, Kyocera discontinues hedge accounting prospectively. When hedge accounting is discontinued, the derivative will continue to be carried on the balance sheet at its fair value, with deferred unrealized gains or losses charged immediately in current earnings.
In accordance with the transition provisions of SFAS No. 133, on April 1, 2001, Kyocera recorded a one-time and non-cash unrealized loss of ¥106 million, net of taxes, in accumulated other comprehensive income to recognize derivatives that are designated as cash flow hedges and qualify for hedge accounting. Kyocera also recorded a one-time and non-cash realized loss of ¥1,838 million, net of taxes, in the consolidated statement of income as a cumulative effect of change in accounting principle to record those derivatives that are designated as cash flow hedges, but not qualified for hedge accounting with loss of ¥1,518 million and are designated as cash flow hedges, but for which hedge accounting was not adopted (loss of ¥320 million).

(10) Earnings and Cash Dividends per Share
Earnings per share is computed based on SFAS No. 128, “Earnings per Share.”
Basic earnings per share is computed based on the weighted average number of shares outstanding during each period. Diluted earnings per share assumes the dilution that could occur if all options and warrants were exercised and resulted in the issuance of common stock.
Cash dividends per share is those declared with respect to the earnings for the respective periods for which dividends were proposed by the Board of Directors. Dividends are charged to retained earnings in the year in which they are paid.

(11) Research and Development Expenses and Advertising Expenses
Research and development expenses and advertising expenses are charged to operations as incurred.

(12) Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
Actual results could differ from those estimates.

(13) New Accounting Standards
In July 2002, the Financial Accounting Standards Board issued SFAS No. 146, “Accounting for Cost Associated with Exit or Disposal Activities.” This statement establishes accounting and disclosure rules for costs associated with exit or disposal activities. This statement shall be effective for exit or disposal activities that are initiated after December 31, 2002. Currently, Kyocera assumes that the adoption of this new statement will not have a material impact on Kyocera’s consolidated results of operations and financial position.

3. Investment in Kyocera Chemical Corporation
On May 16, 2002, the Board of Directors of the Company and Toshiba Chemical Corporation which manufactures and sells electronic parts and materials, decided that the Company would make Toshiba Chemical Corporation a wholly-owned subsidiary of the Company through stock swap. The Company and Toshiba Chemical Corporation made an agreement of stock swap in which 0.022 shares of the Company would be allocated to one share of Toshiba Chemical Corporation. On August 1, 2002, the Company issued 990,990 shares of common stock of the Company for this stock swap and Toshiba Chemical Corporation was renamed as Kyocera Chemical Corporation (KCC). Operating results of KCC and its subsidiaries were included in Kyocera’s consolidated results of operations from the date of the stock swap.

The followings are the unaudited pro forma combined results of operations of Kyocera for the six months ended September 30, 2001, 2002 and for the year ended March 31, 2002, as if the investment in KCC had taken place at the beginning of respective period. The results of operations for KCC before the investment, which were included in the pro forma combined results, were prepared in accordance with Japanese GAAP and contained an expense for restructual reforms of ¥3,406 million and a valuation loss for deferred tax assets of ¥3,635 million as one-off charges for the six months ended September 30, 2001, and also the expense for restructual reforms of ¥3,534 million and the valuation loss for deferred tax assets of ¥3,635 million for the year ended March 31, 2002.

The unaudited pro forma combined results of operations are presented for comparative purposes only and are not necessarily indicative of the results of operations that may occur in the future or that would have occurred had the acquisitions been in effect on the dates indicated.

	Yen in millions, except per share amounts
	Six months ended September 30,		Year ended March 31,
	2001	2002	2002
Pro forma net sales	¥536,130	¥526,838	¥1,065,535
Pro forma net income	9,975	15,163	20,618
Pro forma net income per share:*
Basic	¥52.49	¥80.50	¥108.49
Diluted	52.42	80.47	108.41

*The number of shares used to compute pro forma basic and diluted net income per share for the respective period includes the 990,990 shares issued for KCC as if the shares were issued at the beginning of respective period.

On August 1, 2002, the estimated fair value of net assets for KCC and its subsidiaries was ¥12,760 million, and it was larger than the purchase price of ¥9,431 million, which was calculated based on the average stock price of the company during a few days before and after the date the Company and Toshiba Chemical Corporation reached an agreement on the stock swap. The excess of the fair value of net assets over the purchase price was ¥3,329 million, which resulted in a write down of non-current assets to the extent of the excess of the fair value over the cost.

Management anticipates that a number of competitive electronic parts and components will be developed as a result of the integration of fine chemical technologies derived from the organic chemical technologies held by Toshiba Chemical Corporation and fine ceramic technologies held by Kyocera. In particular, management anticipates great synergistic effects in the business area of organic materials and components, including high-value-added organic packages, circuit boards and mounted components, etc.

4. Investments in Debt and Equity Securities

Available-for-sale securities are recorded at fair value, with unrealized gains and losses excluded from income and reported in other comprehensive income, net of tax. Held-to-maturity securities are recorded at amortized cost. Investments in debt and equity securities as of September 30, 2001, 2002 and March 31, 2002, included in short-term investments (current assets) and in securities and other investments (non-current assets) are summarized as follows :

	Yen in millions
	September 30, 2001				September 30, 2002
	Cost	Aggregate fair values	Gross unrealized gains	Gross unrealized losses	Cost	Aggregate fair values	Gross unrealized gains	Gross unrealized losses
Available-for-sale securities:
Corporate debt securities	¥11,071	¥11,017	¥30	¥84	¥22,725	¥22,447	¥14	¥292
Other debt securities	44,856	41,724	94	3,226	24,056	20,044	4	4,016
Equity securities	266,189	207,542	6,175	64,822	262,183	235,492	5,227	31,918

Total available-for-sale securities	322,116	260,283	6,299	68,132	308,964	277,983	5,245	36,226

Held-to-maturity securities:
Corporate debt securities	34,769	34,604	13	178	23,340	23,141	1	200
Other debt securities	1,999	2,003	4	—	28,987	29,210	223	—

Total held-to-maturity securities	36,768	36,607	17	178	52,327	52,351	224	200

Total investments in debt and equity securities	¥358,884	¥296,890	¥6,316	¥68,310	¥361,291	¥330,334	¥5,469	¥36,426

	Yen in millions
	March 31, 2002
	Cost	Aggregate fair values	Gross unrealized gains	Gross unrealized losses
Available-for-sale securities:
Corporate debt securities	¥28,127	¥27,838	¥19	¥308
Other debt securities	24,056	21,821	4	2,239
Equity securities	262,039	216,100	6,163	52,102

Total available-for-sale securities	314,222	265,759	6,186	54,649

Held-to-maturity securities:
Corporate debt securities	31,091	30,626	1	466
Other debt securities	12,591	12,568	4	27

Total held-to-maturity securities	43,682	43,194	5	493

Total investments in debt and equity securities	¥357,904	¥308,953	¥6,191	¥55,142

(Note)
Cost represents amortized cost for debt securities and acquisition cost for equity securities. The cost basis of the individual securities is written down to fair value as a new cost basis when other-than-temporary impairment is recognized.

5. Assets Pledged as Collateral for Short-Term Borrowings and Long-Term Debt
Kyocera’s assets pledged as collateral for short-term borrowings and long-term debt at September 30, 2001, 2002 and March 31, 2002, are summarized as follows:

	Yen in millions
	September 30, 2001	September 30, 2002	March 31, 2002
Assets pledged:
Trade receivables	¥26,998	¥6,589	¥33,111
Finance receivables	33,417	31,568	28,651
Inventories	21,852	9,873	23,334
Property and equipment (net of accumulated depreciation)	18,495	12,800	16,498
Others	7,484	8,086	12,912

Total	¥108,246	¥68,916	¥114,506

	Yen in millions
	September 30, 2001	September 30, 2002	March 31, 2002
Liabilities with assets pledged:
Short-term borrowings	¥25,313	¥15,818	¥19,745
Current-portion of long-term debt	2,606	558	4,124
Long-term debt	24,565	14,661	20,716

Total	¥52,484	¥31,037	¥44,585

Liabilities deferred pursuant to the rehabilitation plan include ¥7,950 million of secured liabilities deferred pursuant to the rehabilitation plan at September 30, 2001, which is pledging ¥13,174 million of property and equipment and ¥2,592 million of other assets.

6. Goodwill and Other Intangible Assets
On April 1, 2002, Kyocera adopted SFAS No. 142, “Goodwill and Other Intangible Assets” (See Note 2(8) “Goodwill and Other Intangible Assets” to the Interim Consolidated Financial Statements regarding the procedure of SFAS No. 142 and its effect for the operating results).
Amounts previously reported for income before cumulative effect of change in accounting principle, net income and basic and diluted earnings per share (EPS) for the six months ended September 30, 2001 and for the year ended March 31, 2002 are reconciled to amounts adjusted to exclude the amortization expense related to goodwill and deferred credit under the equity method as follows:

	Yen in millions, except per share amounts
	September 30, 2001	March 31, 2002
Reported income before cumulative effect of change in accounting principle	¥20,941	¥33,791
Adjustment:
Goodwill amortization	1,323	2,728
Amortization of deferred credit under the equity method	(131)	(263)

Adjusted income before cumulative effect of change in accounting principle	¥22,133	¥36,256

Reported net income	¥19,103	¥31,953
Adjustment:
Goodwill amortization	1,323	2,728
Amortization of deferred credit under the equity method	(131)	(263)

Adjusted net income	¥20,295	¥34,418

Per share data:
Income before cumulative effect of change in accounting principle:
Reported basic EPS	¥110.76	¥178.74
Adjustment:
Goodwill amortization	7.00	14.43
Amortization of deferred credit under the equity method	(0.69)	(1.39)

Adjusted basic EPS	¥117.07	¥191.78

Reported diluted EPS	¥110.62	¥178.59
Adjustment:
Goodwill amortization	6.99	14.42
Amortization of deferred credit under the equity method	(0.69)	(1.39)

Adjusted diluted EPS	¥116.92	¥191.62

Net income:
Reported basic EPS	¥101.04	¥169.02
Adjustment:
Goodwill amortization	7.00	14.43
Amortization of deferred credit under the equity method	(0.69)	(1.39)

Adjusted basic EPS	¥107.35	¥182.06

Reported diluted EPS	¥100.92	¥168.88
Adjustment:
Goodwill amortization	6.99	14.42
Amortization of deferred credit under the equity method	(0.69)	(1.39)

Adjusted diluted EPS	¥107.22	¥181.91

7. Derivative Financial Instruments and Hedging Activities
Kyocera’s activities expose it to a variety of market risks, including the effects of changes in foreign currency exchange rates and interest rates. Over sixty percent of Kyocera’s revenues are generated from overseas customers, which exposes to foreign currency exchange rates. These financial exposures are monitored and managed by Kyocera as an integral part of its overall risk management program. Kyocera’s risk management program focuses on the unpredictability of financial markets and seeks to reduce the potentially adverse effects that the volatility of these markets may have on its operating results.
Kyocera maintains a foreign currency risk management strategy that uses derivative financial instruments, such as foreign currency forward contracts, swaps and options, to minimize the volatility in its cash flows caused by changes in foreign currency exchange rates. Movements in foreign currency exchange rates pose a risk to Kyocera’s operations and competitive position, since exchange rates changes may affect the profitability, cash flows, and business and or pricing strategies of non Japan-based competitors. These movements affect cross-border transactions that involve, but not limited to, direct export sales made in foreign currencies and raw material purchases incurred in foreign currencies.
Kyocera maintains an interest rate risk management strategy that uses derivative financial instruments, such as interest rate swaps and options, to minimize significant, unanticipated cash flow fluctuations caused by interest rate volatility.
By using derivative financial instruments to hedge exposures to changes in exchange rates and interest rates, Kyocera exposes itself to credit risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes Kyocera, which creates repayment risk for Kyocera. When the fair value of a derivative contract is negative, Kyocera owes the counterparty and, therefore, it does not possess repayment risk. Kyocera minimizes the credit (or repayment) risk in derivative financial instruments by (1) entering into transactions with creditworthy counterparties, (2) limiting the amount of exposure to each counterparty, and (3) monitoring the financial condition of its counterparties.

Cash Flow Hedges
Kyocera uses interest rate swaps and options mainly to convert a portion of its variable rate debt to fixed rates.
Kyocera recognized a net gain of ¥92 million, a net loss of ¥637 million and a net gain of ¥306 million (reported as other income (expenses)—other, net in the consolidated statement of income), which represented the ineffective portion of cash flow hedge, for the six months ended September 30, 2001, 2002 and for the year ended March 31, 2002, respectively.
Kyocera also charged a previously deferred net loss of ¥29 million, ¥119 million and ¥60 million to interest expense in the consolidated statement of income, for the six months ended September 30, 2001, 2002 and for the year ended March 31, 2002, respectively, as a result of the execution of the corresponding transaction.
As of September 30, 2002, ¥422 million, net of tax, was recorded as unrealized losses on derivative financial instruments accumulated in other comprehensive income, which represented changes in fair value of the effective portion of cash flow hedges which qualify and have been designated for hedge accounting treatment. These deferred losses are anticipated to be charged to earnings during the next twenty-four months as the underlying transactions occur.

Other Derivatives
Kyocera’s main direct foreign export sales and some import purchases are denominated in the customers’ and suppliers’ local currency, principally the U.S. dollar, Euro and STG. Kyocera purchases foreign currency swaps and forward contracts with terms normally lasting less than three months to protect against the adverse effects that exchange-rate fluctuations may have on foreign-currency-denominated trade receivables and payables.
Kyocera does not adopt hedge accounting for such derivatives. The gain and losses on both the derivatives and the foreign currency-denominated trade receivable and payables are recorded as foreign currency transaction (losses) gains in the consolidated statements of income.
The aggregate contract amounts of derivative financial instruments are as follows:

	Yen in millions
	September 30, 2001	September 30, 2002	March 31, 2002
Currency swaps*	580	669	669
Foreign currency forward contracts to sell*	49,548	70,194	56,582
Foreign currency forward contracts to purchase*	11,484	7,066	6,146
Interest rate swaps	126,044	99,069	127,908
Interest rate options	18,000	—	—
* Hedge accounting is not adopted.

8. Commitments and Contingencies
At September 30, 2002, Kyocera had contractual obligations for the acquisition or construction of property, plant and equipment aggregating ¥6,673 million.
The Company guarantees the debt of unconsolidated subsidiaries aggregating ¥700 million at September 30, 2002.
The financial guarantees are made in the form of commitments and letters of awareness issued to financial institutions and generally obligate the Company to make payments in the event of default by the borrowers. The Company knows no event of default.
A foreign subsidiary has a material supply agreement for a significant portion of its anticipated material used in operation.
Under the agreement, during the six months ended September 30, 2002, the foreign subsidiary purchased ¥7,931 million and will purchase ¥29,667 million in total for next three and half years.

Kyocera rents certain office space, stores and other premises under cancelable leases, which are customarily renewed. However, total rental expense is not significant in relation to total operating expenses.
On September 1, 1994, the International Chamber of Commerce issued its award with respect to the arbitration between the Company and LaPine Technology Corporation (“LTC”), Prudential-Bache Trade Corporation (“PBTC”) (presently renamed Prudential-Bache Trade Services, Inc.), et al. for the alleged breach of an agreement by the Company in connection with the reorganization of LTC. The award ordered the Company to pay to LTC and PBTC as damages, approximately $257 million, including interest, arbitration costs and attorneys’ fees. The Company filed a motion to vacate, modify and correct the award in the U.S. District Court for the Northern District of California pursuant to an agreement between the parties providing for broad judicial examination of arbitration awards.
LTC and PBTC filed a motion to confirm the award. On December 11, 1995, the District Court ruled that the agreement between the parties concerning judicial examination of the award was invalid and granted the motion filed by LTC and PBTC without examining the merits of arbitration award. On January 9, 1996, the Company appealed to the Ninth Circuit Court of Appeals. On December 9, 1997, the Ninth Circuit, reversed the District Court, concluded that the provisions in the parties’ arbitration agreement providing for broad judicial review were valid and ordered the case returned to the District Court for review of the award under the standards agreed to by the parties.
On April 4, 2000, the District Court issued an order confirming the arbitrators’ conclusions of law in Phase 1 of the arbitration. On October 2, 2000, the District Court entered its initial decision on Phase 2 of the arbitration award, which consists of the money damages award. The Court confirmed all of the arbitrators’ findings of facts and conclusions of law, except for one important finding of fact about LTC’s profitability in the second quarter of 1987. The Court ruled that the arbitrators’ finding that LTC achieved an operating profit in the second quarter of 1987 was not supported by substantial evidence. Subsequently, on March 6, 2001, the District Court entered an order confirming Phase 2 of the award, except for the one finding of fact vacated by its October 2, 2000 ruling. The Court’s March 6, 2001 order includes the confirmation of the Arbitrators’ award of damages. On April 3, 2001, the Company filed its Notices of Appeal of the District Court’s orders confirming the arbitral award.
On May 17, 2001, the District Court entered its amended judgment, ordering compensation to be paid by the Company to LTC and PBTC in an aggregate amount of $427,728 thousand plus prejudgment and postjudgment interest. On May 25, the Company filed Notices of Appeal of the judgment.
On June 21, 2001, the District Court entered an order awarding PBTC and LTC attorneys’ fees and disbursements. On July 5, 2001, the Company filed Notices of Appeal of that order. The Company’s appeal brief was filed in the Ninth Circuit Court of Appeals on August 29, 2001.
The Company filed a Reply Brief on December 5, 2001. A hearing was held in the Ninth Circuit Court of Appeals on May 13, 2002. The Ninth Circuit Court of Appeals issued its opinion on July 23, 2002, affirming the District Court’s judgment and award in its entirety. The Company filed a Petition for Rehearing and Rehearing En Banc on August 6, 2002, seeking a rehearing of its appeal before the panel that issued the opinion, and before an en banc panel of eleven Ninth Circuit Judges. On October 1, 2002, the Ninth Circuit Court of Appeals entered an order directing PBTC and LTC to file a response to the Company’s petition. On October 11, 2002, PBTC and LTC filed a response opposing a rehearing of the appeal. On October 30, 2002, the Ninth Circuit Court of Appeals entered an order granting the Company leave to file a reply to the response filed by PBTC and LTC.
On December 17, 2002, the Ninth Circuit Court of Appeals entered an order granting the Company’s petition that this case be reheard by the en banc court. If, however, we are ultimately unsuccessful in reversing any aspect of the current adverse judgment, we may be required to pay damages, inclusive of costs and interest to date, of at least $453 million.
In connection with this litigation, in 1995 the Company purchased from a bank a letter of credit, which remains in place as security for the arbitral award. In order to minimize facility fees for the letter of credit, the Company deposited ¥57,505 million in cash on hand restricted for use on September 30, 2002.
Kyocera is involved in litigation, governmental proceedings and disputes in addition to the above. However, based on the information available, management believes that damages, if any, resulting from these actions will not have a significant effect on the consolidated financial statements.

9. Reporting Comprehensive Income
Kyocera’s accumulated other comprehensive income is as follows:

	Yen in millions
	September 30, 2001	September 30, 2002	March 31, 2002
Net unrealized losses on securities	¥(35,558)	¥(18,014)	¥(27,926)
Net unrealized losses on derivative financial instruments	(449)	(422)	(425)
Foreign currency translation adjustments	(22,080)	(9,987)	5,601

	¥(58,087)	¥(28,423)	¥(22,750)

10. Supplemantal Expense Information
Research and development expenses for the six months ended September 30, 2001, 2002 and for the year ended March 31, 2002 amounted to ¥17,655 million, ¥23,554 million and ¥40,399 million, respectively.
Advertising expenses for the six months ended September 30, 2001, 2002 and for the year ended March 31, 2002 amounted to ¥4,493 million, ¥4,188 million and ¥11,211 million, respectively.

11. Segment Reporting
Kyocera adopts SFAS No.131,”Disclosures about Segments of an Enterprise and Related Information.”
Fine ceramics group consists of fine ceramic parts, automotive parts, semiconductor parts, cutting tools, jewelry, BIOCERAM, solar energy products and applied ceramic products. Electronic device group consists of electronic components and thin-film products. Equipment group consists of telecommunications equipment, information equipment and optical instruments. Others previously consisted of telecommunication network systems, financial services such as leasing and credit financing, research and development division, and office renting services. However, based on the reorganization of the group structure dated August 1, 2002, management reviewed segment reporting and decided to reflect the accomplishment of fundamental research and development division to each operating segment from the prospective point of view that the effort will lead advancement of achievement.
This change has been made in order to clarify the closer substance of the business of Kyocera.
Segment information for the six months ended September 30, 2001 and for the year ended March 31, 2002 has been restated to conform to the current period presentation.
Intersegment sales, operating revenue and transfers are made with reference to prevailing market prices. Transactions between reportable segments are immaterial and not shown separately.
Segment operating profit represents net sales, plus other income, less related costs and operating expenses, excluding corporate revenue and expenses, equity in earnings, income taxes, minority interests and cumulative effect of change in accounting principle.
Sales to KDDI for the six months ended September 30, 2001, 2002 and for the year ended March 31, 2002 comprised of approximately 9.6%, 9.8% and 10.2% of consolidated net sales, respectively.
Information by operating segments for the six months ended September 30, 2001, 2002 and for the year ended March 31, 2002 is summarized as follows:

Operating Segments	Yen in millions
	Six months ended September 30,		Year ended March 31,
	2001	2002	2002
Net sales:
Fine ceramics group	¥140,113	¥119,077	¥252,879
Electronic device group	122,605	115,491	234,938
Equipment group	227,746	250,862	478,293
Others	36,433	37,785	86,116
Adjustments and eliminations	(6,519)	(6,212)	(17,652)

	¥520,378	¥517,003	¥1,034,574

Operating profit:
Fine ceramics group	¥15,619	¥8,471	¥20,137
Electronic device group	3,756	5,974	4,372
Equipment group	10,268	17,028	24,413
Others	2,855	3,216	7,438

	32,498	34,689	56,360
Corporate	2,106	(2,467)	(2,508)
Equity in earnings of affiliates and unconsolidated subsidiaries	797	1,175	1,559
Adjustments and eliminations	(19)	196	(13)

Income before income taxes	¥35,382	¥33,593	¥55,398

Depreciation and amortization (unaudited):
Fine ceramics group	¥11,469	¥9,044	¥24,530
Electronic device group	15,807	12,533	32,817
Equipment group	10,346	10,359	25,331
Others	1,683	1,779	3,613
Corporate	1,273	1,418	2,206

	¥40,578	¥35,133	¥88,497

Capital expenditures (unaudited):
Fine ceramics group	¥10,057	¥4,069	¥14,536
Electronic device group	10,409	6,391	16,112
Equipment group	7,406	6,673	15,009
Others	3,329	1,078	5,249
Corporate	2,251	980	3,725

	¥33,452	¥19,191	¥54,631

Geographic Segments (Sales by Region)	Yen in millions
	Six months ended September 30,		Year ended March 31,
	2001	2002	2002
Net sales:
Japan	¥205,538	¥194,708	¥408,561
United States of America	142,815	150,977	289,517
Asia	77,665	80,685	148,349
Europe	70,927	68,161	141,493
Others	23,433	22,472	46,654

	¥520,378	¥517,003	¥1,034,574

There are no individually material countries with respect to revenue from external customers in Asia, Europe and Others.

Geographic Segments (Sales and Operating Profit by Geographic Area) (unaudited)	Yen in millions
	Six months ended September 30,		Year ended March 31,
	2001	2002	2002
Net sales:
Japan	¥225,942	¥226,298	¥445,322
Intra-group sales and transfer between geographic areas	103,042	124,214	198,736

	328,984	350,512	644,058

United States of America	166,315	161,276	329,468
Intra-group sales and transfer between geographic areas	9,507	11,498	21,272

	175,822	172,774	350,740

Asia	47,131	49,543	97,055
Intra-group sales and transfer between geographic areas	28,558	38,866	57,828

	75,689	88,409	154,883

Europe	75,024	72,979	149,341
Intra-group sales and transfer between geographic areas	10,055	15,085	25,294

	85,079	88,064	174,635

Others	5,966	6,907	13,388
Intra-group sales and transfer between geographic areas	4,191	4,266	9,476

	10,157	11,173	22,864

Adjustments and eliminations	(155,353)	(193,929)	(312,606)

	¥520,378	¥517,003	¥1,034,574

Operating profit:
Japan	¥29,199	¥30,145	¥56,170
United States of America	(3,220)	4,640	(3,998)
Asia	5,612	5,668	9,155
Europe	(697)	(4,268)	(3,962)
Others	(368)	356	(100)

	30,526	36,541	57,265
Adjustments and eliminations	1,953	(1,656)	(918)

	32,479	34,885	56,347
Corporate	2,106	(2,467)	(2,508)
Equity in earnings of affiliates and unconsolidated subsidiaries	797	1,175	1,559

Income before income taxes	¥35,382	¥33,593	¥55,398

12. Earnings Per Share
A reconciliation of the numerators and the denominators of basic and diluted earnings per share (EPS) computations and stockholders’ equity to per share are as follows:

	Yen in millions and shares in thousands, except per share amounts
	Six months ended September 30,		Year ended March 31,
	2001	2002	2002
Income before cumulative effect of change in accounting principle	¥20,941	¥19,383	¥33,791
Cumulative effect of change in accounting principle	(1,838)	(2,256)	(1,838)
Net income	19,103	17,127	31,953

Basic earnings per share:
Income before cumulative effect of change in accounting principle	110.76	103.27	178.74
Cumulative effect of change in accounting principle	(9.72)	(12.02)	(9.72)
Net income	101.04	91.25	169.02
Diluted earnings per share:
Income before cumulative effect of change in accounting principle	110.62	103.22	178.59
Cumulative effect of change in accounting principle	(9.70)	(12.01)	(9.71)
Net income	100.92	91.21	168.88

Basic weighted average number of shares outstanding:	189,065	187,694	189,050
Dilutive effect of stock options	229	86	154
Diluted weighted average number of shares outstanding	189,294	187,780	189,204

Stockholders’ equity to per share	5,273.70	5,475.85	5,498.67

13. Supplemental Cash Flow Information
Supplemental information related to the consolidated statements of cash flows is as follows:

	Yen in millions
	Six months ended September 30,		Year ended March 31,
	2001	2002	2002
Cash paid during the period for:
Interest	¥1,897	¥1,755	¥5,299
Income taxes	52,896	19,312	72,111
Acquisitions of businesses:
Fair value of assets acquired	¥—	¥32,015	¥543
Fair value of liabilities assumed	—	(22,584)	(456)
Stock issuance for acquisition	—	(9,381)	—
Cash acquired	—	(4,108)	(27)

	¥—	¥(4,058)	¥60

14. Reclassifications
Certain reclassifications of previously reported amounts have been made to consolidated balance sheets at September 30, 2001 and March 31, 2002, consolidated statements of income and consolidated statements of cash flows for the six months ended September 30, 2001 to conform to the current period presentation. Such reclassifications have no effect on Kyocera’s stockholders’ equity, net income and cash flows.

15. Subsequent Events
Following the enactment of the Welfare Pension Insurance Law in Japan, on December 16, 2002, Kyocera Employee Pension Fund obtained approval from Japan's Ministry of Health Labor and Welfare for exemption from the future obligation with respect to the portion of the Employee Pension Fund that the Company operates on behalf of the Government (so-called contracted-out portion). Subsequent to the approval, the remaining contracted-out obligation and related plan assets will be transferred to the Government during the fiscal year ending March 31, 2004. Substantial portion of gain or loss related to these transactions will be recognized at the time of the transfer.

2. INTERIM NON-CONSOLIDATED FINANCIAL STATEMENTS
<INTERIM BALANCE SHEETS>
( ASSETS )

	Yen in millions
	September 30, 2001		September 30, 2002		March 31, 2002

	Amount	%	Amount	%	Amount	%
Current assets:
Cash and bank deposits	¥68,976		¥184,843		¥175,666
Trade notes receivable	61,409		41,814		50,580
Trade accounts receivable	91,476		78,313		85,035
Marketable securities	97,103		14,199		10,901
Treasury stock, at cost	17		—		—
Finished goods and merchandise	39,371		27,419		35,944
Raw materials	27,598		17,801		21,802
Work in process	21,848		19,406		20,571
Supplies	552		560		490
Deferred income taxes	28,317		30,378		31,464
Short-term loans	23,869		6,549		18,340
Other accounts receivable	3,828		3,206		3,800
Other current assets	1,695		779		761
Allowances for doubtful accounts	(451)		(247)		(300)

Total current assets	465,612	41.6	425,025	38.7	455,058	41.0

Fixed assets:
Tangible fixed assets:
Buildings	45,495		40,949		43,099
Structures	2,823		2,577		2,711
Machinery and equipment	59,835		41,121		48,510
Vehicles	49		30		40
Tools, furniture and fixtures	10,136		9,013		9,519
Land	30,335		30,386		30,335
Construction in progress	638		610		744

Total tangible fixed assets	149,315	13.4	124,690	11.4	134,960	12.1

Intangible assets:
Patent rights and others	4,788		3,278		4,095

Total intangible assets	4,788	0.4	3,278	0.3	4,095	0.4

Investments and other assets:
Investments in securities	302,277		311,869		312,723
Investments in subsidiaries	145,699		194,160		146,436
Investments in subsidiaries other than equity securities	22,019		23,580		25,869
Long-term loans	10,000		12,334		23,792
Long-term prepaid expenses	3,426		4,336		3,577
Treasury stock, at cost	10,139		—		—
Other investments	12,552		5,402		11,907
Allowances for doubtful accounts	(7,479)		(1,465)		(7,470)
Allowances for losses on investments	—		(5,950)		—

Total investments and other assets	498,636	44.6	544,268	49.6	516,836	46.5

Total fixed assets	652,739	58.4	672,238	61.3	655,892	59.0

	¥1,118,352	100.0	¥1,097,263	100.0	¥1,110,951	100.0

(LIABILITIES AND STOCKHOLDERS’ EQUITY)

	Yen in millions
	September 30, 2001		September 30, 2002		March 31, 2002

	Amount	%	Amount	%	Amount	%
Current liabilities:
Trade notes payable	¥1,508		¥688		¥1,023
Trade accounts payable	42,181		44,818		40,899
Other payables	79,995		65,862		66,318
Accrued expenses	8,621		6,892		8,810
Income taxes payable	12,400		7,700		11,400
Deposits received	3,274		2,971		2,581
Accrued bonuses	12,100		11,000		11,520
Provision for warranties	705		467		734
Provision for sales returns	243		247		229
Other notes payable	336		76		523
Other current liabilities	121		285		770

Total current liabilities	161,488	14.5	141,010	12.9	144,810	13.0

Non-current liabilities:
Deferred income taxes	9,086		19,450		12,640
Accrued pension and severance costs	72,648		72,435		72,612
Directors’ retirement allowance	1,063		1,122		1,121
Other non-current liabilities	333		340		332

Total non-current liabilities	83,131	7.4	93,348	8.5	86,706	7.8

Total liabilities	244,619	21.9	234,358	21.4	231,516	20.8

Common stock	115,703	10.4	—	—	115,703	10.4
Statutory reserves:
Additional paid-in capital	174,487		—		174,487
Legal reserves	17,206		—		17,206

Total statutory reserves	191,693	17.1	—	—	191,693	17.3

Retained earnings:
Reserve for special depreciation	3,762		—		3,762
Reserve for research and development	1,000		—		1,000
Reserve for dividends	1,000		—		1,000
Reserve for retirement benefits	300		—		300
Reserve for overseas investments	1,000		—		1,000
General reserve	446,828		—		446,828
Unappropriated retained earnings	26,272		—		35,180

Total retained earnings	480,162	42.9	—	—	489,071	44.0

Net unrealized valuation gain	86,173	7.7	—	—	93,076	8.4
Net unrealized valuation gain on other securities	86,173		—		93,076
Treasury stock, at cost	—	—	—	—	(10,110)	(0.9)

Total stockholders’ equity	873,733	78.1	—	—	879,434	79.2

Common stock	—	—	115,703	10.5	—	—
Additional paid-in capital	—	—	185,838	16.9	—	—
Retained earnings:
Legal reserves	—		17,206		—
Reserve for special depreciation	—		3,148		—
Reserve for research and development	—		1,000		—
Reserve for dividends	—		1,000		—
Reserve for retirement benefits	—		300		—
Reserve for overseas investments	—		1,000		—
General reserve	—		469,828		—
Unappropriated retained earnings	—		16,339		—

Total retained earnings	—	—	509,822	46.5	—	—

Net unrealized valuation gain	—	—	103,099	9.4	—	—
Net unrealized valuation gain on other securities	—		103,099		—
Treasury stock, at cost	—	—	(51,559)	(4.7)	—	—

Total stockholders’ equity	—	—	862,904	78.6	—	—

	¥1,118,352	100.0	¥1,097,263	100.0	¥1,110,951	100.0

<INTERIM STATEMENTS OF INCOME>

	Yen in millions
	Six months ended September 30,				Year ended March 31,
	2001		2002		2002
	Amount	%	Amount	%	Amount	%
Recurring profit and loss :
Operating income and expenses :
Net sales	¥259,163	100.0	¥227,798	100.0	¥499,264	100.0
Cost of sales	198,619	76.6	180,896	79.4	385,740	77.3
Selling, general and administrative expenses	35,255	13.6	31,966	14.0	75,159	15.0

Profit from operations	25,288	9.8	14,936	6.6	38,364	7.7

Non-operating income and expenses :
Non-operating income :
Interest and dividend income	7,253	2.8	4,469	2.0	15,473	3.1
Foreign currency transaction gains, net	—	—	—	—	3,753	0.8
Other non-operating income	1,713	0.6	1,901	0.8	3,587	0.7

Total non-operating income	8,967	3.4	6,370	2.8	22,814	4.6

Non-operating expenses :
Interest expenses	0	0.0	1	0.0	17	0.0
Foreign currency transaction loss, net	1,843	0.7	5,128	2.3	—	—
Other non-operating expenses	743	0.3	1,220	0.5	4,748	1.0

Total non-operating expenses	2,588	1.0	6,350	2.8	4,765	1.0

Recurring profit	31,668	12.2	14,956	6.6	56,412	11.3

Non-recurring gain and loss :
Non-recurring gain	247	0.1	6,311	2.7	1,603	0.4
Non-recurring loss	1,200	0.4	6,636	2.9	6,293	1.3

Income before income taxes	30,714	11.9	14,632	6.4	51,722	10.4
Income taxes – current	11,119	4.3	5,440	2.4	22,137	4.5
Income taxes – deferred	(300)	(0.1)	(99)	(0.1)	(4,890)	(1.0)

Net income	19,895	7.7	9,291	4.1	34,475	6.9

Unappropriated retained earnings brought forward from the previous year	6,376		7,048		6,376
Net realized loss on treasury stock, at cost	—		0		—
Interim dividends	—		—		5,671

Unappropriated retained earnings at end of period	¥26,272		¥16,339		¥35,180

1. Summary of Significant Accounting Policies

(1) Valuation of securities
Held-to-maturity securities:	Amortized cost method
Investments in subsidiaries and affiliates:	Cost determined by the moving average method
Other securities
Marketable:
Based on market price of the closing date of the interim financial period
(Unrealized gain and loss on those securities are reported in the stockholders'
equity and cost is determined by the moving average method.)

Non-marketable:	Cost determined by the moving average method

(2) Valuation of derivatives instruments
Mark-to-market method

(3) Valuation of inventories
Finished good, merchandise and work in process:
Finished goods and work in process are stated at the lower of cost or market, the cost being determined by the average method. Merchandise are stated at the lower of cost or market, the cost being determined by the last purchase method.
Raw materials and supplies:
Raw materials and supplies, except those for telecommunications equipment, are valued at the lower of cost or market, the cost being determined by the last purchase method. Raw materials for telecommunications equipment are valued at the lower of cost or market, the cost being determined by the first-in, first-out method.

(4) Depreciation of fixed assets
Tangible fixed assets:
Depreciation is computed at rates based on the estimated useful lives of assets using the declining balance method.
The principal estimated useful lives are as follows:

Building and structures	2 to 25 years
Machinery and equipment, and Tools, furniture and fixtures	2 to 10 years

Intangible fixed assets:
Amortization is computed at rates based on the estimated useful lives of assets using the straight-line method.

(5) Accounting for allowances and accruals
Allowances for doubtful accounts:
Allowances for doubtful accounts are provided at an estimated amount of the past actual ratio of losses on bad debts.
Certain allowances are provided for estimated uncollectible receivables.
Accrued bonuses:
Accrued bonuses are provided based upon the amounts expected to be paid which is determined by actual payment of previous year.
Accrued pension and severance costs:
Pension and severance costs are recognized based on projected benefit obligation and plan assets at the year end.
Past service liability is amortized over estimated average remaining service period of employees (18 years) by using the straight-line method.
Actuarial gains or losses are amortized over estimated average remaining service period of employees (18 years) by using the straight-line method following the year incurred.

(6) Translation of assets and liabilities denominated in foreign currencies into Japanese yen
Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the respective balance sheet dates, and resulting transaction gains or losses are included in the determination of net income.

(7) Lease transactions
Finance lease other than those which are deemed to transfer the ownership of leased assets to lessees are accounted for by the method similar to that applicable to an ordinary operating lease.

(8) Consumption taxes are separately identified from each transaction.

2. Change in Significant Accounting Policy

        The Company charged royalty expenses related to certain products to the cost of manufacturing from this first half. Those royalty expenses were previously charged to selling, general and administrative expenses as the amounts of royalty to be paid were fixed at the time of sales of the products. This change was made to measure manufacturing cost more appropriately as a result of reviewing accounting policies adopted by group companies to promote the unification of those policies. Further, the Company charged certain costs for production of repair parts and provision for warranty to the cost of manufacturing from this first half. Such costs were also included in selling, general and administrative expenses previously as those costs were incurred after the sales. This change was made as those costs were related to production including quality control. As a result of changes, gross profit for the first half decreased by ¥4,117 million. There were no impact on profit from operations, recurring profit and income before income taxes for this first half.

3. Notes to the Interim Balance Sheets	Yen in millions
	September 30, 2001	September 30, 2002	March 31, 2002
(1) Accumulated depreciation of tangible fixed assets	¥298,060	¥302,450	¥306,989
(2) Time deposit pledged as collateral	53,381	57,504	59,508
(3) Discounted trade notes receivable	2	31	14
(4) Guarantee	18,507	42,449	44,282

4. Notes to the Interim Statements of Income

(1) Major items in non-recurring gain and loss

	Yen in millions
	Six months ended September 30,		Year ended March 31,
	2001	2002	2002
Non-recurring gain:
Gain on disposal of tangible fixed assets	¥92	¥148	¥1,260
Reversal of allowance for doubtful accounts	154	5,999	338
Non-recurring loss:
Loss on disposal of tangible fixed assets	653	422	1,395
Loss on devaluation of investment in securities	514	194	4,873
Provision for losses on investment in subsidiary	—	5,950	—

(2) Depreciation and amortization	Yen in millions
	Six months ended September 30,		Year ended March 31,
	2001	2002	2002
Tangible fixed assets	¥18,335	¥13,443	¥38,408
Intangible assets	1,001	1,056	2,114

5. Note for Lease Transaction

Pro forma information relating to acquisition costs, accumulated depreciation and future minimum lease payments for property held under finance leases which do not transfer ownership of the leased property to the lessee on an “as if capitalized” basis for the six months ended September 30, 2001, 2002 and for the year ended March 31, 2002.

	Yen in millions
	September 30, 2001	September 30, 2002	March 31, 2002
(1) Leased property acquisition costs, accumulated depreciation and balance of leased property
Acquisition cost	¥5,119	¥4,679	¥5,694
Accumulated depreciation	2,885	2,842	3,543
Net balance of leased property	2,233	1,836	2,150

(2) Future lease payment at the latest balance sheet date
Due within one year	1,044	943	1,027
Due after one year	1,244	949	1,152

Total	¥2,289	¥1,892	¥2,179
(3) Lease payment, depreciation and interest expenses
	Yen in millions
	Six months ended September 30,		Year ended March 31,
	2001	2002	2002
Lease payments	¥685	¥624	¥1,364
Depreciation	626	575	1,248
Interest expenses	61	46	120

(4) Calculation of depreciation
Using the straight-line method
(5) Calculation of interests
The difference between total lease payments and total estimated acquisition costs (fair market value) of leased property is recognized as interest, and allocated over the lease period based on the sum of digit method.

6. Note for Marketable Securities
Market value for investment in subsidiaries and affiliates:

	Yen in millions
	Carrying amount	Market value	Difference
Investment in subsidiaries	¥57,173	¥123,494	¥66,320
Investment in affiliates	14,811	17,860	3,048

7. Supplemental Information

Accounting method for treasury stock and reversal of statutory reserve:
From this first half, the Company adopted Accounting Standards Board Statement No. 1 “Accounting Standards for the Company’s Own Share and the Withdrawal of Legal Reserve.” This adoption was not material to the earnings for the first half. In accordance with amendment of regulation for the interim financial statements, the Company disclosed treasury stock as a reduction of stockholders’ equity in the interim financial statements, which was previously disclosed in assets (¥17 million as current assets and ¥10,139 million as non-current assets).

8. Subsequent Events

Following the enactment of the Welfare Pension Insurance Law in Japan, on December 16, 2002, Kyocera Employee Pension Fund obtained approval from Japan’s Ministry of Health Labor and Welfare for exemption from the future obligation with respect to the portion of the Employee Pension Fund that the Company operates on behalf of the Government (so-called contracted-out portion). The Company is currently considering whether it adopts transitional provision of the section 47-2 of “Practical Guidelines of Accounting for Retirement Benefits (Interim Report)” (The Japanese Institute of Certified Public Accountants (“JICPA”) Accounting Committee Report No.13). The Company is also evaluating the effect of this transitional provision on its operating results.

9. Other

On October 31, 2002, the Company’s Board of Directors decided an interim cash dividend of ¥5,550 million (¥30 per share) to stockholders of record on September 30, 2002.

Independent Accountants Report

December 4, 2001

Mr. Yasuo Nishiguchi
President
Kyocera Corporation

ChuoAoyama Audit Corporation

Yukihiro Matsunaga, Partner and CPA
Yasushi Kouzu, Partner and CPA
Naoki Akiyama, Partner and CPA

We have “reviewed” the interim consolidated financial statements, namely the interim consolidated balance sheet, interim consolidated statement of income, interim consolidated statement of stockholders’ equity and interim consolidated statement of cash flows of Kyocera Corporation for the interim accounting period (from April 1, 2001 to September 30, 2001) of the fiscal year from April 1, 2001 to March 31, 2002, included in “Accounting Information” section, to provide our opinion in accordance with the article 193-2 of the Securities and Exchange Law of Japan.

In performing our procedures, we conformed to generally accepted interim auditing standards and have carried out the procedures that should normally be performed during the course of an interim audit. In accordance with the section 2 of the Interim Auditing Procedures for Interim Financial Statements, we have omitted certain auditing procedures that would normally be applied in an audit of annual financial statements. In respect of the accounts of the consolidated subsidiaries and the affiliates, we have carried out procedures principally consisting of analytical procedures, inquiries of company personnel and review of significant documents in accordance with the section 3 of the Interim Auditing Procedures for Interim Financial Statements.

As a result of our “review”, the accounting standards and procedures applied by the Company and its consolidated subsidiaries are in conformity with the generally accepted accounting principles for the preparation of interim consolidated financial statements (refer to note 1 of the interim consolidated financial statements) and are consistent with the basis applied in the previous fiscal year, and that the disclosures within the interim consolidated financial statements have been prepared in accordance with the supplementary provision No. 2 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Consolidated Financial Statements (Ministry of Finance Ordinance No. 28, 1976)”.

Accordingly, in our opinion, the interim consolidated financial statements referred to above provide useful information on the financial position of Kyocera Corporation and its consolidated subsidiaries as of September 30, 2001 and their results of operations and their cash flows for the interim accounting period then ended (from April 1, 2001 to September 30, 2001).

We have no relationships with the Company to be disclosed pursuant to the provision of the Certified Public Accountants Law of Japan.

Independent Accountants Report

December 20, 2002

Mr. Yasuo Nishiguchi
President
Kyocera Corporation

ChuoAoyama Audit Corporation

Yukihiro Matsunaga, Partner and CPA
Yasushi Kouzu, Partner and CPA
Minamoto Nakamura, Partner and CPA

We have “reviewed” the interim consolidated financial statements, namely the interim consolidated balance sheet, interim consolidated statement of income, interim consolidated statement of stockholders’ equity and interim consolidated statement of cash flows of Kyocera Corporation for the interim accounting period (from April 1, 2002 to September 30, 2002) of the fiscal year from April 1, 2002 to March 31, 2003, included in “Accounting Information” section, to provide our opinion in accordance with the article 193-2 of the Securities and Exchange Law of Japan.

In performing our procedures, we conformed to generally accepted interim auditing standards and have carried out the procedures that should normally be performed during the course of an interim audit. In accordance with the section 2 of the Interim Auditing Procedures for Interim Financial Statements, we have omitted certain auditing procedures that would normally be applied in an audit of annual financial statements. In respect of the accounts of the consolidated subsidiaries and the affiliates, we have carried out procedures principally consisting of analytical procedures, inquiries of company personnel and review of significant documents in accordance with the section 3 of the Interim Auditing Procedures for Interim Financial Statements.

As a result of our “review”, the accounting standards and procedures applied by the Company and its consolidated subsidiaries are in conformity with the generally accepted accounting principles for the preparation of interim consolidated financial statements (refer to note 1 of the interim consolidated financial statements) and are consistent with the basis applied in the previous fiscal year, and that the disclosures within the interim consolidated financial statements have been prepared in accordance with the article 81 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Interim Consolidated Financial Statements (Ministry of Finance Ordinance No. 24, 1999)”.

Accordingly, in our opinion, the interim consolidated financial statements referred to above provide useful information on the financial position of Kyocera Corporation and its consolidated subsidiaries as of September 30, 2002 and their results of operations and their cash flows for the interim accounting period then ended (from April 1, 2002 to September 30, 2002).

We have no relationships with the Company to be disclosed pursuant to the provision of the Certified Public Accountants Law of Japan.

(NOTE)

As noted in note 2 of the interim consolidated financial statements, the Company adopted statements of Financial Accounting Standards No.141 “Business Combination” and No.142 “Goodwill and Other Intangible Assets” from this interim period.